UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Henley, Jeffrey O
   c/o Delphi Asset Mgmt Corp.
   6005 Plumas St., #202, Reno, NV 89509

   (775) 689 3456; stock_us@oracle.com
2. Issuer Name and Ticker or Trading Symbol
   Oracle Corporation (ORCL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/8/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President, CFO,
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security   2)Trans-   3.Trans- 4.Securities Acquired(A)   5)Amount of    6)       7)Nature of
                              action       action    or Disposed of (D)            Securities                   Indirect
                              Date         Code                   A or D                  Beneficially     D or I   Beneficial
                              (Month/                                                           Owned Following        Ownership
                              Day/Year)  Code V   Amount            Price       Reported Transaction
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
Common Stock     01/08/03     M        818,772         A      $1.6852
Common Stock     01/08/03     M        181,228         A      $2.5371
Common Stock     01/08/03     S          26,500         D    $12.5999
Common Stock     01/08/03     S          16,100         D    $12.5516
Common Stock     01/08/03     S        750,000         D    $12.2882
Common Stock     01/08/03     S            1,449         D    $12.5600
Common Stock     01/08/03     S          75,000         D    $12.6000
Common Stock     01/08/03     S          17,464         D    $12.6000
Common Stock     01/08/03     S          49,127         D    $12.5700
Common Stock     01/08/03     S              400          D    $12.6100
Common Stock     01/08/03     S           2,960          D    $12.5700
Common Stock     01/08/03     S          36,100         D    $12.5360
Common Stock     01/08/03     S          13,100         D    $12.5961
Common Stock     01/08/03     S          11,800         D    $12.5862     23,771             D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative  2)Conversion 3)Trans-   4)Trans-  5)Number of Derivative  6)Date Exercisable and
Derivative                 or Exercise    action      action      Securities Acquired (A)  Expiration Date
 Security                  Price of           Date        Code       or Disposed of (D)
                                Derivative
                                Security                         Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
NQ Stock Option     $1.6852        01/08/03     M                           818,772             (1)             05/31/04
(right to buy)
NQ Stock Option     $2.5371        01/08/03     M                           181,228             (1)             05/31/05
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative  3)Trans-  7)Title and Amount           8)Price     9)Number of     10)     11)Nature of
   Security                action    of Underlying                      of Deri-    Derivative Securities      Indirect
                                Date      Securities                            vative      Beneficially Owned         Beneficial
                                                                    Amount or    Security  Following                      Ownership
                                                                    Number of                   Reported        D or I
                  -                          Title                Shares                        Transaction
------------------------------------------------------------------------------------------------------------------------------------

NQ Stock Option  01/08/03  Common Stock  818,772                         0
(right to buy)
NQ Stock Option  01/08/03  Common Stock  181,228                       2,856,272    D   Direct
(right to buy)

Explanation of Responses:

(1)
Option vests 25% annually on anniversary of grant date

SIGNATURE OF REPORTING PERSON
/s/ Jeffrey O Henley
--------------------------------------------------
Name:  Jeffrey O Henley
Date:  01/09/03